SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 4, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Change Report
SIGNATURES

Item	Page
Material Change Report of the Company filed in Canadian jurisdictions under the SEDAR system on October 1, 2004, reporting a material change on September 29, 2004 (and relating to a press release of that date filed with a Form 6-K dated September 30, 2004)	3

Signature	5

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BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

September 29, 2004

3.	News Release

Biomira issued a news release on Canada NewsWire on September 29, 2004.

4.	Summary of Material Change

On September 29, 2004, Biomira announced that the United States Food & Drug Administration has granted Fast Track status to the investigation of BLP25 Liposome Vaccine for its proposed use in the treatment of non-small cell lung cancer.

5.	Full Description of Material Change

On September 29, 2004, Biomira announced that the United States Food & Drug Administration (FDA) has granted Fast Track status to the investigation of BLP25 Liposome Vaccine (L-BLP25) for its proposed use in the treatment of non-small cell lung cancer.

The FDA’s Fast Track programs are designed to facilitate the development and expedite review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. With Fast Track designation, there may be more frequent interactions with the FDA during the development of a product and eventually a company may be eligible to file a U.S. biologics license application (BLA) on a rolling basis as data becomes available. This permits the FDA to review a filing as it is received, rather than waiting for the entire document prior to commencing the review process. Due to the nature of these types of products, BLAs filed with Fast Track status are generally eligible for priority review, which could decrease the typical review period.

The letter received from the FDA stated, “We have reviewed your request and concluded that it meets the criteria for the Fast Track designation. Therefore, we are designating as a Fast Track Drug Product development program the investigation of Liposomal Vaccine

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in the extension of survival among patients with unresectable stage 3a and locoregional state 3B non-small cell lung cancer following first line chemotherapy. We look forward to working with you to expedite the development and review of this promising proposed use of the product.”

L-BLP25 is a synthetic MUC1 peptide vaccine, designated to induce an immune response to cancer cells. L-BLP25 incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice President Finance & Administration
Biomira Inc.
2011 – 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 30th day of September, 2004.

BIOMIRA INC.

[signed] “Edward A. Taylor”
By:	Edward A. Taylor
Vice-President Finance & Administration

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: October 4, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer